EXHIBIT 11
                   BURLINGTON NORTHERN INC. and SUBSIDIARIES

                    COMPUTATION OF EARNINGS PER COMMON SHARE
                (Dollars In Millions, Except Per Share Amounts)
                                  (Unaudited)
                                                             Three Months Ended
                                                                  March 31,
                                                              1994        1993
Net income

  Primary:
    Net income..........................................      $  77       $  82
    Convertible and mandatory redeemable preferred stock
      dividends.........................................         (5)         (5)
                                                              $  72       $  77

  Fully diluted:
    Net income available for common shareholders........      $  72       $  77
    Dividends on convertible preferred stock, assuming
      conversion........................................          5           5
                                                              $  77       $  82

Weighted average number of shares

  Primary:
    Average common shares outstanding...................       88.9        88.1
    Common share equivalents resulting from assumed
      exercise of stock options.........................        1.4         1.0
                                                               90.3        89.1

  Fully diluted:
    Average common shares outstanding...................       88.9        88.1

    Common shares resulting from assumed conversion of
      convertible preferred stock.......................        7.4         7.4

    Common share equivalents resulting from assumed
      exercise of stock options assuming full dilution..        1.3         1.2
                                                               97.6        96.7

Earnings per common share:
  Primary...............................................      $ .79       $ .86

  Fully diluted.........................................      $ .79       $ .85

Primary earnings per common share are computed by dividing net income, after deduction of preferred stock dividends, by the weighted average number of common shares and common share equivalents outstanding. Common share equivalents are computed using the treasury stock method. Under the treasury stock method, an average market price is used to determine the number of common share equivalents for primary earnings per common share. The higher of the average or end of period market price is used to determine common share equivalents for fully diluted earnings per common share. In addition, the if-converted method is used for convertible preferred stock when computing fully diluted earnings per common share. No redeemable preferred stock was outstanding during 1994 and the redeemable preferred stock dividends for the three months ended March 31, 1993 were not significant.

Earnings per common share may not compute due to the level of rounding in this exhibit.
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